

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2022

Blake Janover
Chief Executive Officer
Janover Inc.
6401 Congress Ave, Ste 250
Boca Raton, FL 33487

>   **Re: Janover Inc.**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form S-1**
>   **Submitted July 27, 2022**
>   **CIK No. 0001805526**

Dear Mr. Janover:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Cover Page

1.   We note your response to comment 2. Please revise the cover to include a discussion of any other rights or interests that Mr. Janover will have as a result of his preferred share ownership that will supersede the rights and interests of common stock holders. Please disclose that each share of Series A Preferred Stock is entitled to 10,000 votes on all matters on which common stock shall be entitled to vote, as applicable.

The Current Industry Problem and Our Opportunity, page 1

2.   We note your response to comment 5. Please revise the disclosure in the bulleted points

discussing the current commercial lending industry to state those are your beliefs regarding the industry or substantiate your claims. Please revise the footnote related disclosure in the last paragraph in this section so your registration statement includes all of the information without directing to a third party document that is not an exhibit.

Risk Factors
There is ambiguity in our Simple Agreements for Future Equity, page 34

3.   Please further explain the terms of the SAFEs and why you believe the terms are uncertain and ambiguous, so that investors can assess the risk of whether the company will need to repay the purchase amount or issue shares of common stock. Please quantify in the risk factor the number of shares you may need to issue upon consummation of the offering.

Our amended and restated certificate of incorporation and amended and restated bylaws designate a state or federal court, page 36

4.   We note your response to our prior comment 9 and reissue in part. The heading to the risk factor seems to indicate that the exclusive forum is a state or federal court located within the State of Delaware, but the risk factor discussion seems to indicate that the Court of Chancery for the State of Delaware is the exclusive forum for certain actions, including any "derivative action." Please revise for consistency. Please also clarify if the exclusive forum provision applies to actions arising under the Securities Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suit brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also provide disclosure of the exclusive forum provision under "Description of Securities," at page 74.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
The Fiscal Year Ended December 31, 2021, compared to the Fiscal Year Ended December 31, 2020, page 47

5.   We note your response to prior comment 14 in our letter dated May 2, 2022. Please revise your next amendment to classify "Net Income" as "Net Income (Loss)" in the table on page 47 that provides certain selected financial information for the 2021 as compared to 2020.

Competitive Advantages, page 61

6.   We note your response to comment 16. Please expand your discussion as to how your multiple websites work as part of your "top of funnel" universe in your market. If true, clarify that these multiple websites and search engine results are not directing customers to multiple products and services, but rather directing them to types of financings the

lenders you work with offer. Also indicate how you are able to determine that you have "used [y]our formula to create multiple websites that perform very well on search engines."

You may contact David Irving at 202-551-3321 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at 202-551-3234 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance